Exhibit 7

Consolidated Report of Condition of

Wells Fargo Bank National Association

of 101 North Phillips Avenue, Sioux Falls, SD 57104

And Foreign and Domestic Subsidiaries,

at the close of business March 31, 2017, filed in accordance with 12 U.S.C. §161 for National Banks.

		Dollar Amounts
		In Millions
ASSETS
Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin		$18,876
Interest-bearing balances		227,559
Securities:
Held-to-maturity securities		107,924
Available-for-sale securities		278,250
Federal funds sold and securities purchased under agreements to resell:
Federal funds sold in domestic offices		111
Securities purchased under agreements to resell		27,170
Loans and lease financing receivables:
Loans and leases held for sale		13,728
Loans and leases, net of unearned income	916,710
LESS: Allowance for loan and lease losses	10,285
Loans and leases, net of unearned income and allowance		906,425
Trading Assets		45,041
Premises and fixed assets (including capitalized leases)		7,728
Other real estate owned		845
Investments in unconsolidated subsidiaries and associated companies		11,241
Direct and indirect investments in real estate ventures		271
Intangible assets
Goodwill		22,669
Other intangible assets		17,237
Other assets		64,101

Total assets		$1,749,176

LIABILITIES
Deposits:
In domestic offices		$1,245,096
Noninterest-bearing	408,018
Interest-bearing	837,078
In foreign offices, Edge and Agreement subsidiaries, and IBFs		122,120
Noninterest-bearing	981
Interest-bearing	121,139
Federal funds purchased and securities sold under agreements to repurchase:
Federal funds purchased in domestic offices		8,893
Securities sold under agreements to repurchase		7,261

Dollar Amounts
In Millions

Trading liabilities	13,575
Other borrowed money (includes mortgage indebtedness and obligations under capitalized leases)	153,308
Subordinated notes and debentures	13,199
Other liabilities	28,578

Total liabilities	$1,592,030

EQUITY CAPITAL
Perpetual preferred stock and related surplus	0
Common stock	519
Surplus (exclude all surplus related to preferred stock)	106,707
Retained earnings	50,815
Accumulated other comprehensive income	(1,291)
Other equity capital components	0

Total bank equity capital	156,750
Noncontrolling (minority) interests in consolidated subsidiaries	396

Total equity capital	157,146

Total liabilities, and equity capital	$1,749,176

I, John R. Shrewsberry, Sr. EVP & CFO of the above-named bank do hereby declare that this Report of Condition has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true to the best of my knowledge and belief.

/s/ John R. Shrewsberry
Sr. EVP & CFO

We, the undersigned directors, attest to the correctness of this Report of Condition and declare that it has been examined by us and to the best of our knowledge and belief has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true and correct.

Directors

/s/ Enrique Hernandez, Jr

/s/ Stephen Sanger

/s/ Lloyd Dean